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07025285

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Int'l Northair Mines Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 00305 FISCAL YEAR 2-28-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/17/07

082-00305

INTERNATIONAL NORTHAIR MINES LTD.

A NORTHAIR GROUP COMPANY

ARIS
2-28-07

2007 ANNUAL REPORT

INTERNATIONAL NORTHAIR MINES LTD.

A NORTHAIR GROUP COMPANY

Letter to the Shareholders

During the past year our Mexican exploration program has continued to generate positive results with successful programs at the El Reventon Project and with the acquisition of the La India Project.

At El Reventon, mapping and sampling has successfully confirmed significant surface silver values at the Reventon Breccia and defined numerous other zones on the property. Diamond drilling commenced on the Reventon Breccia in June and initial results are anticipated in July. The Los Alisos Zone located 500 metres to the south, has a geochemical signature very similar to the Reventon Breccia and further trenching and drilling has been recommended. The La Estrella Zone, located two kilometres southwest of the Reventon Breccia has emerged as a potentially significant target and further surface work is underway.

At the Sierra Rosario Project, Sparton Resources Inc. conducted an initial drill test of the La Josca Zone, with moderate success. They have reported that they intend to drill the San Rafael Zone later in the year.

The La India Project, located in Durango, is an attractive early stage disseminated gold project acquired as a result of the generative program. The Company is looking for a joint venture partner to advance this property.

The generative program has continued aggressively. Although, other than La India, we have not been able to make additional acquisitions, numerous potentially attractive projects have been reviewed and I am confident that we will increase our property portfolio.

In November, the Company completed a financing that added $1.4 million to the treasury and allowed us to increase our project and generative programs.

In closing, I would like to thank all our loyal employees for their efforts during the year. I am confident that their hard work will produce further encouragement for the shareholders.

On behalf of the Board of Directors,
INTERNATIONAL NORTHAIR MINES LTD.

Frederic G. Hewett, *P.Eng.*
President & C.E.O.
June 19, 2007

INTERNATIONAL NORTHAIR MINES LTD.

A NORTHAIR GROUP COMPANY

Exploration Update

Overview

The Company continues to focus its exploration efforts in Mexico, where it believes it enjoys a field advantage over many of its competitors. Utilizing its subsidiary, Grupo Northair, Northair maintains a project generation program focused within prospective mineral belts that have a good opportunity for significant discovery. The Company utilizes a strategy combining reconnaissance geological and geochemical programs combined with property solicitation and evaluation of advanced stage projects.


U.S.A.
Sierra Rosario
El Reventon
La India
El Tesoro
Mexico
Gulf of Mexico
North Pacific Ocean
Durango
Sinaloa
Mexico City
Acapulco

Current projects that evolved from this program are discussed below. Further project acquisitions are currently under consideration.

Project Discussion

El Reventon Project

The El Reventon Project near Durango, Mexico was acquired in April 2006. The property is comprised of approximately 3,400 hectares acquired by staking and a further 60 hectares which is the subject of an option agreement. The Company may acquire a 100% interest from the optionor by making payments totaling US$151,000 over a four year period.

El Reventon is located in the municipality of Otaez, Durango and is approximately 170 kilometres northwest of the capital city of Durango. The project lies within the Sierra Madre Occidental geological province and a highly prospective mineral belt that includes the mines and districts of Bacis, Montoros, Metates, La Cienega and Topia. The property covers a series of occurrences aligned along a northeast trending belt consisting of Upper Jurassic low grade metasedimentary rocks overlain by andesite and rhyolite volcanics belonging to the Inferior and Superior Super Groups intruded by numerous dykes and stocks. The property's initial exploration focus has been on the Reventon Breccia which contains silver and base metal mineralization in intensely altered andesite porphyry.

Outcrops of the porphyry display intense hydrothermal brecciation, with micro and macro breccia textures. The entire exposed zone has strong epithermal silica flooding and replacement within the matrix and breccia fragments. Mineralization occurs as disseminations, veining, stockworking, and aggregates of coarse pyrite, galena and sphalerite, contained within the intrusive as well as the adjacent volcanics. The exposed outcrop of the intrusive and mineralized breccia is an irregular shape with surface dimensions of approximately 70 by 70 metres. A total of 51 samples taken from the breccia average 103.9 g/t silver, 0.74% lead and 0.79% zinc. Company geologists believe that the Reventon Breccia could be significantly larger than currently exposed, due to extensive cover by Quaternary deposits and altered post mineral volcanics. In addition, the depth potential is considered excellent. The Company has commenced an initial drill test of the breccia.



A program of geological mapping, sampling and stream sediment sampling over the entire property position is almost complete. The program has identified numerous other mineral occurrences, three of the most significant which are the Los Alisos, La Estrella and the El Portrero Zones.

The Los Alisos Zone lies in close proximity to the Reventon Breccia, approximately 500 metres to the south. Recently excavated trenches reported values of 88 g/t silver over 15 metres within a broader zone of anomalous silver values. Additional mechanical trenching is scheduled for the zone prior to possible drilling. The Los Alisos and Reventon Breccia zones appear to be geologically similar in that they have a comparable geochemical signature and both occur in diorite porphyry. The area between the two zones is covered by post-mineral volcanics and agglomerate; however the Los Alisos Zone may be open to the north and the east.



The La Estrella Zone is a recently defined high priority target for the Company. The zone is a high grade silver-gold polymetallic vein system, located two kilometres southwest of the Reventon Breccia. 24 samples taken from the zone average 0.825 g/t gold and 385 g/t silver over sample widths from .85 to 5 metres. A system of veins and stockworks ranging from approximately 1 to 15 metres in width, has been mapped and sampled in old underground workings and limited surface outcrop over a defined strike length of approximately 180 metres. The zone remains open in both strike directions. Geologic mapping indicates that La Estrella sits in a northwest striking belt of mineralization that occurs over a distance of 2.3 kilometres. This belt contains numerous old workings and is a focus of current exploration on the project.

The third zone, the El Portrero Zone is located approximately one kilometre northeast of the Reventon Breccia, and contains dozens of prospects and small mine workings over an area of approximately 150 by 225 metres. The zone is being explored as a potential bulk mineable silver target with vein, stockwork and disseminated mineralization occurring in silicified diorite porphyry. A total of 61 samples taken from the zone average 23 g/t silver over widths ranging from 1.5 to 7 metres. The Portrero East Zone lies about 200 metres to the east of the main Portrero Zone, and contains high-level epithermal quartz stockwork and silica replacement in diorite porphyry exposed over an area of approximately 75 by 115 metres. Ten panel samples from this zone average 28 g/t silver.

La India Project

The La India Project located in the Sierra San Francisco approximately 140 kilometres north of the capital city of Durango, was acquired in August and September 2006.

The Company controls concessions covering approximately 1,800 hectares through staking and the option to purchase a 300 hectare privately held concession. Northair can acquire a 100% interest in the optioned concession by paying US$171,000 over a four-year period.

La India is an iron oxide low sulfidation gold system with mineralization occurring in an intrusive rhyolite breccia that is currently estimated to be at least 70 by 300 meters in surface exposure. During its initial field evaluation the Company took a total of 16 reconnaissance samples. The average value of these samples was 1.486 g/t gold, with a high of 10.8 g/t and a low value of 0.02 g/t. Samples consisted of panel grabs as well as continuous chips taken over intervals ranging from 2 to 10 metres.

The mineralized breccia zone contains hydrothermal and explosive fragments of rhyolite porphyry, cemented by a matrix of siliceous iron oxide. High density (<1 cm wide) stockworking quartz veinlets cut both the matrix and fragments of the breccia, which intrudes rhyolite volcanics. The area is also cut by several large regional extensional faults. Regional reconnaissance completed to date, indicates that the exploration potential distal to the known breccia is good. Two small gambusino workings have been found within the project area, but there is no evidence that the property has been examined by other modern exploration companies. The Company has completed two phases of rock chip and stream sediment sampling.

To date, 100 samples have been taken from the zone, with a global average of 9.844 g/t gold. Highlighted intervals of continuous chip sampling include 15 metres @ 2.42 g/t gold, 32 metres @ 2.31 g/t gold, and 48 metres @ 1.08 g/t gold.

Sierra Rosario Project

In April of 2002, the Company staked a concession covering the Sierra Rosario Project in the state of Sinaloa. The Sierra Rosario property lies along the western flanks of the Sierra Madre Occidental geological province approximately 40 kilometres east of Alamos, Sonora. The project was optioned to Sparton Resources Inc. in early 2004. Sparton can earn a 51% interest in the project by paying Northair $130,000 in cash, issuing 275,000 common shares and incurring $800,000 in exploration expenditures over a four year period. To-date, the Company has received cash payments of $80,000 and 275,000 common shares of Sparton. In 2006, the project size was increased to 1,090 hectares.

Sierra Rosario contains basement rocks of Laramide age granodiorite overlain by weakly metamorphosed andesite belonging to the Lower Volcanic Complex. These rocks are overlain by Cretaceous massive limestone and calcareous sandstone, and younger rhyolite ignimbrite belonging to the Upper Volcanic Complex. Intrusive rocks consisting of intermediate porphyry dikes and a large intensely altered rhyolite porphyry are exposed at the San Rafael Zone. Northair's exploration staff discovered multiple zones of gold and silver mineralization during preliminary exploration programs. Some of these zones have small scale mine workings and there are over 100 pits within the alluvium where gambusinos have mined gold.

Northair's field programs concentrated primarily in the San Rafael Zone which contains strong epithermal silver with gold mineralization within an intensely altered rhyolite porphyry having a surface expression of approximately 200 by 70 metres. First phase mapping and sampling by Northair within the San Rafael Zone returned an average of 181 g/t silver and 0.321 g/t gold from 23 chip channel samples.

Sparton's field programs have confirmed Northair's exploration results, and have indicated that Sierra Rosario contains numerous mineralized zones. In the fall of 2005, Sparton completed a sampling, geological mapping and geophysical survey program on the property. Each of the three separate zones of mineralization explored by Sparton, referred to as La Josca, Las Tahunas and San Rafael, is an area of historical production from small underground and open cut excavations. The La Josca and Las Tahunas zones of mineralization, which contain free gold, are at least partly responsible for the widespread placer gold occurrences in the southern portion of the property.

The work initially completed by Sparton involved electrical and magnetic geophysical surveys to systematically cover these areas as well as detailed soil sampling along the zones to extend them through overburden covered areas.

The soil sampling and geophysical surveys over the Las Tahunas Zone disclosed a distinct electrical ("VLF") anomaly approximately 200m long. It is located along strike with mineralization found in a trench near high grade (up to 33g/t gold) mineralization from boulders associated with the old mine workings.

Work at the La Josca Zone succeeded in extending this mineralized zone to over 1.1 km in strike length. The zone is characterized by a wide pyritic gossan zone with strong silicification and quartz veining and widths from 8 to 30 meters. A moderate VLF anomaly is associated with the central 400 meter long section of the zone and is coincident with a strong gold in soil geochemical anomaly (values over 400 ppb). Sparton completed an approximate 775 meter diamond drill program in 2006 to test high priority targets in the La Josca Zone. The seven holes tested a 500-metre-long portion of the 1.1-kilometre-long La Josca structure with modest results.

The San Rafael Zone remains the principal target area on the property and the geophysical work, in particular the magnetic survey, delineated a well defined magnetic anomaly associated with the San Rafael rhyolite porphyry body and also located a similar anomaly which is covered by upper volcanic series tuffs and may represent a new buried intrusion. Both skarn and structurally controlled mineralization containing barite, copper, gold, and silver are present in the area and values of up to 7.28% Cu and 13 g/t gold were obtained from samples taken from boulders in a gully below an old mine dump. Strong base/precious metal mineralization is located in a shear fracture zone east of the main rhyolite intrusive as well as in fault zones associated with rhyolite dykes in limestone on the east side of the property where there is a large multi element soil anomaly. Drilling by Sparton later in the year will be needed to evaluate these various mineralized zones.

El Tesoro Project

The El Tesoro Project, located in the state of Durango, was acquired in February of 2003. Between 2003 and 2005, Northair explored El Tesoro by field programs including geologic mapping, sampling, trenching and a twenty hole reverse circulation drill program totaling 1,832 metres. The drill program tested portions of five of the seven known gold bearing zones but did not delineate cohesive continuity of high grade gold mineralization. Consequently, the Company terminated the high cost option agreements on four privately held concessions as of March 2005. The Company continues to maintain its wholly owned concessions within the El Tesoro property, which total nearly 3,000 hectares. These concessions cover the G Zone where no drilling has been conducted, but where surface trenching returned values of 18.86 g/t gold and 13.09 g/t silver over 12 metres. In addition, significant gold and silver stream sediment anomalies which lie on the Company's claims to the north, south and east of known mineralization provide further potential on the wholly owned concessions. In December 2005, Grupo Northair entered into an agreement with Compania Minera San Valentin S.A de C.V., which allows San Valentin to lease the Company's remaining El Tesoro concessions.

Under the agreement, San Valentin will pay Grupo Northair US$2,000 per month for the rights to explore and mine the G Zone and US$3,000 per month for the rights for the remainder of the concessions. It is anticipated that the lease will run for a period of 15 years, during which time San Valentin has the option to purchase the G Zone for US$200,000 and the remainder of the concessions for US$300,000 for a total purchase price of US$500,000. Grupo Northair retains a back in right for 49% of the G Zone if San Valentin exercises the purchase option. During the term of the lease, San Valentin will be responsible for all taxes, permitting and environmental aspects of the concessions.

San Valentin has notified the Company that it is currently mining several zones of mineralization identified by Grupo Northair, and continues exploration of the land position. Some material will be processed at San Valentin's nearby milling facility at Calaveras, Durango, for recovery of gold and silver, while other material may be heap-leached on site in the El Tesoro area. The terms of the agreement were modified commencing in April 2006 to allow San Valentin to overcome some mining problems. It is not clear if San Valentin will be able to maintain their lease.

Las Moras Project

The Las Moras Project was acquired in October 2003 as a result of Northair's generative exploration program. Las Moras is located in the Sierra Madre Occidental province, approximately 100 kilometers east of Mazatlan and 120 kilometres southwest of the city of Durango.

The Company decided that further exploration is not warranted and returned the optioned concessions and allowed the staked concessions to lapse.

La Joya Project

The La Joya Project is located in the state of Durango, and lies within the central portion of the Sierra Madre Occidental geological province. The property was identified as a prospective gold target during the Company's regional generative program and staked during the year ending February 28, 2005. The Company conducted limited exploration work on the property over the term of its tenure and allowed the concessions to lapse in 2006.

Form 51-102F1
Annual Management Discussion and Analysis
For
International Northair Mines Ltd.
("Northair" or the "Company")

The following management's discussion and analysis of the Company has been prepared as of June 21, 2007 and should be read in conjunction with the Company's audited consolidated financial statements and notes for the years ended February 28, 2007 and 2006. All financial information is in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and all amounts disclosed are Canadian dollars unless otherwise stated.

Nature of Business

Northair is a mineral exploration company actively engaged in the acquisition, exploration and development of strategic mineral properties throughout North America with a particular focus in Mexico. The Company is listed on the TSX Venture Exchange ("TSXV") and trades under the symbol "INM". In Mexico, exploration is conducted by its wholly owned subsidiary, Grupo Northair de Mexico, S.A. de C.V. ("Grupo Northair").

In addition, Northair provides management and/or administrative services to other resource companies, including but not limited to, New Dimension Resources Ltd., Stornoway Diamond Corporation, Sherwood Copper Corporation, Tenajon Resources Corp. and Troon Ventures Ltd. (collectively referred to herein as the "Northair Group" or the "Group"). Each company within the Group is related to Northair through directors and/or officers in common. (See "Transactions with Related Parties").

Operational Highlights

- Acquired the El Reventon Project near Durango, Mexico in April 2006. The property is comprised of approximately 3,400 hectares acquired by staking and a further 60 hectares which are the subject of an option agreement. The Company may acquire a 100% interest by making payments totaling US$151,000 over a four year period.

- Identified numerous new mineral occurrences from the ongoing exploration program at the El Reventon Project. The three most significant being the Los Alisos, La Estrella and the Portrero Zones. (See exploration update below).

- Acquired the La India Project located in the state of Durango, Mexico in September 2006. The project was acquired for its potential to contain bulk mineable gold deposits. The Company has completed two phases of rock chip and stream sediment sampling. To date, 100 samples have been taken from the zone, with a global average of 9.844 grams per tonne gold. Highlighted intervals of continuous chip sampling include 15 metres @ 2.42 grams per tonne gold, 32 metres @ 2.31 grams per tonne gold, and 48 metres @ 1.08 grams per tonne gold. (See exploration update below).

- Appointed Mr. Brian C. Irwin to the Board of Directors in September 2006.

- Completed a non-brokered private placement in December 2006 of 6,060,000 units at a price of $0.25 per unit for gross proceeds of $1,515,000. Each unit consisted of one common share and one-half a non-transferable share purchase warrant, each whole warrant exercisable to purchase one common share for $0.40 in the first year and $0.50 in the second year.

- Announced in January its 2007 - 2008 exploration plans which may include two drill programs on the La India and Sierra Rosario projects in Mexico.

- Announced in January 2007 the appointment of Ms. Brenda Nowak as Corporate Secretary.

- The Company's generative program in Western Mexico is ongoing.

Selected Annual Information
The following table summarizes selected financial data for Northair for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated, audited financial statements and the related notes thereto.

	YEAR ENDED		
	February 28, 2007	February 28, 2006	February 28, 2005
Total revenue	$ Nil	$ Nil	$ Nil
General and administrative expenses, net	327,928	403,620	262,081
Write off of exploration costs	274,495	359,844	1,198,383
Gain on sale of investments	-	118,353	31,731
Net income (loss):			
- In total	(541,351)	(595,476)	(1,418,007)
- Basic and diluted loss per Share	(0.04)	(0.05)	(0.11)
Total Assets	2,408,143	1,433,055	1,898,698
Total long-term financial liabilities	Nil	8,627	16,814
Total cash dividends declared	Nil	Nil	Nil

The write-off of exploration costs from year-to-year typically has had the most significant impact on the Company's total loss for the year. In recent years, securities markets have experienced extremes in price and volume volatility. The Company has recognized gains on the sale of some of its investments and the size of its write down of investments has declined. The timing and size of both the exploration write-offs and gains from the sale of investments cannot typically be predicted in advance, but may have a material effect on the Company's loss for the year.

Results of Operations

Year Ended February 28, 2007
The Company's loss for the year ended February 28, 2007 (the "Current Year") was $541,351, a loss of $0.04 per share as compared to a loss of $595,476 or $0.05 per share for the year ended February 28, 2006 (the "Comparative Year").

General and administrative expenses were lower in the Current Period at $327,928 compared with $403,620 in the Comparative Period due mainly to lower office costs ($293,350 compared with $341,215), lower shareholder and investor relation costs ($53,953 compared with $82,353) and higher administrative cost recoveries as more of management's efforts were focused on managing the affairs of the Group companies during the Current Year. These reduced costs were partially offset by higher stock-based compensation ($76,861 compared with $24,214) on the granting of more share purchase options in the Current Period.

Write-off of exploration costs was less in the Current Period at $274,495 compared with $359,844.

In the Current Period the Company did not sell any short-term investments compared to realizing a gain on the sale of short-term investments of $118,353 in the Comparative Period.

Details on the geographical segments are as follows:

	Canada		Mexico		Total	
	2007	2006	**2007**	2006	**2007**	2006
Loss for the year	**$ 284,968**	$ 301,513	**$ 256,383**	$ 293,963	**$ 541,351**	$ 595,476
Identifiable assets	**$ 1,883,817**	$ 1,079,335	**$ 524,326**	$ 353,720	**$ 2,408,143**	$ 1,433,055
Administrative expenses	**$ 307,575**	$ 381,213	**$ 20,353**	$ 22,407	**$ 327,928**	$ 403,620

Fourth Quarter Ended February 28, 2007
The Company's loss for the three months ended February 28, 2007 (the "Current Quarter") of $178,196 was higher than the loss in the three months ended February 28, 2006 (the "Comparative Quarter") of $81,968. General and administrative expenses were slightly higher at $129,029 compared with $111,127 while the lower write off of exploration costs in the Current Quarter of $69,906 compared with the Comparative Quarter of $109,315 was more than offset by the gain on the sale of short-term investments in the Comparative Quarter of $135,844, whereas there were no sales of short-term investments in the Current Quarter.

Exploration Update

Overview
The Company continues to focus its exploration efforts in Mexico, where it believes it enjoys a field advantage over many of its competitors. Utilizing its subsidiary, Grupo Northair, Northair maintains a project generation program focused within prospective mineral belts that have a good opportunity for significant discovery. The Company utilizes a strategy combining reconnaissance geological and geochemical programs combined with property solicitation and evaluation of advanced stage projects.

Current projects that evolved from this program are discussed below. Further project acquisitions are currently under consideration.

El Reventon Project
The El Reventon Project near Durango, Mexico was acquired in April 2006. The property is comprised of approximately 3,400 hectares acquired by staking and a further 60 hectares which is the subject of an option agreement. The Company may acquire a 100% interest from the optionor by making payments totaling US$151,000 over a four year period.

El Reventon is located in the municipality of Otaez, Durango and is approximately 170 kilometres northwest of the capital city of Durango. The project lies within the Sierra Madre Occidental geological province and a highly prospective mineral belt that includes the mines and districts of Bacis, Montoros, Metates, La Cienega and Topia. The property covers a series of occurrences aligned along a northeast trending belt consisting of Upper Jurassic low grade metasedimentary rocks overlain by andesite and rhyolite volcanics belonging to the Inferior and Superior Super Groups intruded by numerous dykes and stocks. The property's initial exploration focus has been on the Reventon Breccia which contains silver and base metal mineralization in intensely altered andesite porphyry.

Outcrops of the porphyry display intense hydrothermal brecciation, with micro and macro breccia textures. The entire exposed zone has strong epithermal silica flooding and replacement within the matrix and breccia fragments. Mineralization occurs as disseminations, veining, stockworking, and aggregates of coarse pyrite, galena and sphalerite, contained within the intrusive as well as the adjacent volcanics. The exposed outcrop of the intrusive and mineralized breccia is an irregular shape with surface dimensions of approximately 70 by 70 metres. A total of 51 samples taken from the breccia average 103.9 g/t silver, 0.74% lead and 0.79% zinc. Company geologists believe that the Reventon Breccia could be significantly larger than currently exposed, due to extensive cover by Quaternary deposits and altered post mineral volcanics. In addition, the depth potential is considered excellent. The Company currently plans an initial drill test of the breccia.

A program of geological mapping, sampling and stream sediment sampling over the entire property position is almost complete. The program has identified numerous other mineral occurrences, three of the most significant which are the Los Alisos, La Estrella and the Portrero Zones.

The Los Alisos Zone lies in close proximity to the Reventon Breccia, approximately 500 metres to the south. Recently excavated trenches reported values of 88 g/t silver over 15 metres within a broader zone of anomalous silver values. Additional mechanical trenching is scheduled for the zone prior to possible drilling. The Los Alisos and Reventon Breccia zones appear to be geologically similar in that they have a comparable geochemical signature and both occur in diorite porphyry. The area between the two zones is covered by post-mineral volcanics and agglomerate; however the Los Alisos Zone may be open to the north and the east.

The La Estrella Zone is a recently defined high priority target for the Company. The zone is a high grade silver-gold polymetallic vein system, located two kilometres southwest of the Reventon Breccia. 24 samples taken from the zone average 0.825 g/t gold and 385 g/t silver over sample widths from 0.85 to 5 metres. A system of veins and stockworks ranging from approximately 1 to 15 metres in width, has been mapped and sampled in old underground workings and limited surface outcrop over a defined strike length of approximately 180 metres. The zone remains open in both strike directions. Geologic mapping indicates that La Estrella sits in a northwest striking belt of mineralization that occurs over a distance of 2.3 kilometres. This belt contains numerous old workings and is a focus of current exploration on the project.

The third zone, the Portrero Zone is located approximately one kilometre northeast of the Reventon Breccia, and contains dozens of prospects and small mine workings over an area of approximately 150 by 225 metres. The zone is being explored as a potential bulk mineable silver target with vein, stockwork and disseminated mineralization occurring in silicified diorite porphyry. A total of 61 samples taken from the zone average 23 g/t silver over widths ranging from 1.5 to 7 metres. The Portrero East Zone lies about 200 metres to the east of the main Portrero Zone, and contains high-level epithermal quartz stockwork and silica replacement in diorite porphyry exposed over an area of approximately 75 by 115 metres. Ten panel samples from this zone average 28 g/t silver.

La India Project

The La India Project, located in the Sierra San Francisco approximately 140 kilometres north of the capital city of Durango, was acquired in August and September 2006.

The Company controls concessions covering approximately 1,800 hectares through staking and the option to purchase a 300 hectare privately held concession. Northair can acquire a 100% interest in the optioned concession by paying US$171,000 over a four-year period.

La India is an iron oxide low sulfidation gold system with mineralization occurring in an intrusive rhyolite breccia that is currently estimated to be at least 70 by 300 meters in surface exposure. During its initial field evaluation the Company took a total of 16 reconnaissance samples. The average value of these samples was 1.486 g/t gold, with a high of 10.8 g/t and a low value of 0.02 g/t. Samples consisted of panel grabs as well as continuous chips taken over intervals ranging from 2 to 10 metres.

The mineralized breccia zone contains hydrothermal and explosive fragments of rhyolite porphyry, cemented by a matrix of siliceous iron oxide. High density (<1 cm wide) stockworking quartz veinlets cut both the matrix and fragments of the breccia, which intrudes rhyolite volcanics. The area is also cut by several large regional extensional faults. Regional reconnaissance completed to date, indicates that the exploration potential distal to the known breccia is good. Two small gambusino workings have been found within the project area, but there is no evidence that the property has been examined by other modern exploration companies. The Company has completed two phases of rock chip and stream sediment sampling.

To date, 100 samples have been taken from the zone, with a global average of 9.844 g/t gold. Highlighted intervals of continuous chip sampling include 15 metres @ 2.42 g/t gold, 32 metres @ 2.31 g/t gold, and 48 metres @ 1.08 g/t gold.

Sierra Rosario Project

In April of 2002, the Company staked a concession covering the Sierra Rosario Project in the state of Sinaloa. The Sierra Rosario property lies along the western flanks of the Sierra Madre Occidental geological province approximately 40 kilometres east of Alamos, Sonora. The project was optioned to Sparton Resources Inc. in early 2004. Sparton can earn a 51% interest in the project by paying Northair $130,000 in cash, issuing 275,000 common shares and incurring $800,000 in exploration expenditures over a four year period. To date, the Company has received cash payments of $80,000 and 275,000 common shares of Sparton. In 2006, the project size was increased to 1,090 hectares.

Sierra Rosario contains basement rocks of Laramide age granodiorite overlain by weakly metamorphosed andesite belonging to the Lower Volcanic Complex. These rocks are overlain by Cretaceous massive limestone and calcareous sandstone, and younger rhyolite ignimbrite belonging to the Upper Volcanic Complex. Intrusive rocks consisting of intermediate porphyry dikes and a large intensely altered rhyolite porphyry are exposed at the San

Rafael Zone. Northair's exploration staff discovered multiple zones of gold and silver mineralization during preliminary exploration programs. Some of these zones have small scale mine workings and there are over 100 pits within the alluvium where gambusinos have mined gold.

Northair's field programs concentrated primarily in the San Rafael Zone which contains strong epithermal silver with gold mineralization within an intensely altered rhyolite porphyry having a surface expression of approximately 200 by 70 metres. First phase mapping and sampling by Northair within the San Rafael Zone returned an average of 181 g/t silver and 0.321 g/t gold from 23 chip channel samples.

Sparton's field programs have confirmed Northair's exploration results, and have indicated that Sierra Rosario contains numerous mineralized zones. In the fall of 2005, Sparton completed a sampling, geological mapping and geophysical survey program on the property. Each of the three separate zones of mineralization explored by Sparton, referred to as La Josca, Las Tahunas and San Rafael, is an area of historical production from small underground and open cut excavations. The La Josca and Las Tahunas zones of mineralization, which contain free gold, are at least partly responsible for the widespread placer gold occurrences in the southern portion of the property.

The work initially completed by Sparton involved electrical and magnetic geophysical surveys to systematically cover these areas as well as detailed soil sampling along the zones to extend them through overburden covered areas.

The soil sampling and geophysical surveys over the Las Tahunas Zone disclosed a distinct electrical ("VLF") anomaly approximately 200m long. It is located along strike with mineralization found in a trench near high grade (up to 33g/t gold) mineralization from boulders associated with the old mine workings.

Work at the La Josca Zone succeeded in extending this mineralized zone to over 1.1 km in strike length. The zone is characterized by a wide pyritic gossan zone with strong silicification and quartz veining and widths from 8 to 30 meters. A moderate VLF anomaly is associated with the central 400 meter long section of the zone and is coincident with a strong gold in soil geochemical anomaly (values over 400 ppb). Sparton completed an approximate 775 meter diamond drill program in 2006 to test high priority targets in the La Josca Zone. The seven holes tested a 500-metre-long portion of the 1.1-kilometre-long La Josca structure with modest results.

The San Rafael Zone remains the principal target area on the property and the geophysical work, in particular the magnetic survey, delineated a well defined magnetic anomaly associated with the San Rafael rhyolite porphyry body and also located a similar anomaly which is covered by upper volcanic series tuffs and may represent a new buried intrusion. Both skarn and structurally controlled mineralization containing barite, copper, gold, and silver are present in the area and values of up to 7.28% Cu and 13 g/t gold were obtained from samples taken from boulders in a gully below an old mine dump. Strong base/precious metal mineralization is located in a shear fracture zone east of the main rhyolite intrusive as well as in fault zones associated with rhyolite dykes in limestone on the east side of the property where there is a large multi element soil anomaly. Drilling by Sparton later in the year will be needed to evaluate these various mineralized zones.

El Tesoro Project

The El Tesoro Project, located in the state of Durango, was acquired in February of 2003. Between 2003 and 2005, Northair explored El Tesoro by field programs including geologic mapping, sampling, trenching and a twenty hole reverse circulation drill program totaling 1,832 metres. The drill program tested portions of five of the seven known gold bearing zones but did not delineate cohesive continuity of high grade gold mineralization. Consequently, the Company terminated the high cost option agreements on four privately held concessions as of March 2005. The Company continues to maintain its wholly owned concessions within the El Tesoro property, which total nearly 3,000 hectares. These concessions cover the G Zone where no drilling has been conducted, but where surface trenching returned values of 18.86 g/t gold and 13.09 g/t silver over 12 metres. In addition, significant gold and silver stream sediment anomalies which lie on the Company's claims to the north, south and east of known mineralization provide further potential on the wholly owned concessions. In December 2005, Grupo Northair entered into an agreement with Compania Minera San Valentin S.A de C.V., which allows San Valentin to lease the Company's remaining El Tesoro concessions.

Under the agreement, San Valentin will pay Grupo Northair US$2,000 per month for the rights to explore and mine the G Zone and US$3,000 per month for the rights for the remainder of the concessions. It is anticipated that the lease will run for a period of 15 years, during which time San Valentin has the option to purchase the G Zone for US$200,000 and the remainder of the concessions for US$300,000 for a total purchase price of US$500,000. Grupo Northair retains a back-in right for 49% of the G Zone if San Valentin exercises the purchase option. During the term of the lease, San Valentin will be responsible for all taxes, permitting and environmental aspects of the concessions.

San Valentin has notified the Company that it is currently mining several zones of mineralization identified by Grupo Northair, and continues exploration of the land position. Some material will be processed at San Valentin's nearby milling facility at Calaveras, Durango, for recovery of gold and silver, while other material may be heap-leached on site in the El Tesoro area. The terms of the agreement were modified commencing in April 2006 to allow San Valentin to overcome some mining problems. It is not clear if San Valentin will be able to maintain their lease.

Las Moras

The Las Moras Project was acquired in October 2003 as a result of Northair's generative exploration program. Las Moras is located in the Sierra Madre Occidental province, approximately 100 kilometers east of Mazatlan and 120 kilometres southwest of the city of Durango.

The Company decided that further exploration is not warranted and returned the optioned concessions and allowed the staked concessions to lapse. $45,803 was written off during the year ended February 28, 2006.

La Joya

The La Joya Project is located in the state of Durango, and lies within the central portion of the Sierra Madre Occidental geological province. The property was identified as a prospective gold target during the Company's regional generative program and staked during the year ending February 28, 2005. The Company conducted limited exploration work on the property over the term of its tenure and allowed the concessions to lapse in 2006. $8,454 was written off during the year ended February 28, 2006.

Risks and Uncertainties

The Company has no recent history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholder's investment and the likelihood of success must be considered in light of its early stage of operations.

The Company's operations are affected in varying degrees by Mexican government regulations (both state and federal), including those with respect to restrictions on foreign investment, production, price controls, export controls, income taxes, and expropriation of property, employment, land use, water use, environmental legislation and mine safety. The regulatory environment is frequently in a state of change and new laws, regulations and requirements may be retroactive in their effect and implementation. Northair's operations may also be affected in varying degrees by political and economic instability, economic and other sanctions imposed by other nations on Canada or Mexico, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

To mitigate some of these factors, the Company maintains its head office in Vancouver, Canada. With the exception of short term operational requirements for Grupo Northair, funds are maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its U.S. based Vice President, Exploration the Company hires consultants as necessary to provide geological and other services. Overhead costs in Mexico compare favorably with Canada and the political and economic climate is considered by the Company to be stable. Recent gains in the Canadian Dollar against the U.S. Dollar have reduced the Company's cost of operations in Mexico significantly.

Given the early stage of its operations, there is no assurance that the Company will be successful in achieving a return on shareholders' investment. The Company's financial success is dependent on the acquisition of properties which could be economically viable to develop.

Mineral exploration is a speculative venture. There is no assurance that the Company's exploration activities will result in any discoveries of commercial bodies of ore. The success of the operations and activities of the Company is dependent to a large extent on the efforts and abilities of its management. Locating mineral deposits depends upon a number of factors, including the expertise and skill of the exploration personnel involved.

James R. Robinson, Vice President, Exploration devotes all of his time and attention to the Company's exploration and development activities. Fred G. Hewett, President and Chief Executive Officer devotes 50% of his time to the Company's affairs. The remaining members of management devote less than 50% of their attention to the Company's activities. The loss of the services of any of its management could have a material adverse effect on the Company. To date, the Company has not engaged in succession planning.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Northair and is derived from unaudited quarterly financial statements prepared by management.

Quarter Ended	Revenues	Income or (Loss) from Continued Operation and Net Income (loss)	Basic Earnings (Loss) per share[1] from Continued Operation and Net Income (loss)	Fully Diluted Loss per share[1] - from Continued Operation and Net Income (loss)
February 28, 2007	Nil	$ (178,196)	$ (0.01)	$ (0.01)
November 30, 2006	Nil	(180,453)	(0.01)	(0.01)
August 31, 2006	Nil	(116,577)	(0.01)	(0.01)
May 31, 2006	Nil	(66,125)	(0.01)	(0.01)
February 28, 2006	Nil	(81,968)	(0.01)	(0.01)
November 30, 2005	Nil	(145,678)	(0.01)	(0.01)
August 31, 2005	Nil	(257,552)	(0.02)	(0.02)
May 31, 2005	Nil	(110,278)	(0.01)	(0.01)

(1) Based on the treasury share method for calculating diluted earnings.

The Company's exploration activities are seasonal, with less work conducted in Mexico during the summer months due to the rainy season. Accordingly, the Company's administrative expenses will typically decline for the same period. The Company's practice is to write-off resources properties when the property is of no further interest and displays limited economic potential. These write-offs affect the Company's quarterly results.

In addition, the Company's quarterly results from operations are also affected by the market for securities. The Company's primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company's activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company's activity levels and the size and scope of planned exploration projects will also increase. Stronger capital markets in 2006 and 2005 allowed the Company to realize gains from the sale of investments during the years ending February 28, 2006 ($118,353) and February 28, 2005 ($31,731). These gains help to offset the Company's administrative expenses, and contribute to an overall reduction in the Company's reported quarterly and annual losses.

Liquidity

Working capital as at February 28, 2007 was $1,676,205 as compared with $781,784 at February 28, 2006.

Cash and cash equivalents were $780,469 at February 28, 2007, an increase of $284,403 compared with $496,066 at February 28, 2006. The increase in cash came from a December 2006 non-brokered private placement for gross proceeds of $1,515,000.

During the Current Period the Company incurred costs (net of options payment received) of $441,955 on resource properties compared with $302,620 in the Comparative Period. The majority of these funds were expended on the newly acquired El Reventon property (Mexico), the La India Property (Mexico) and general exploration work in Mexico and Canada. The Company wrote off expenditures of $274,495 in the Current Period related to the general exploration work in Mexico and Canada. See the Consolidated Statement of Resource Property Costs.

Shareholders' equity increased by $1,068,751 to $2,274,211 in the Current Period from $1,205,460 in the Comparative Period. This increase was the result of an increase in share capital of $1,274,776 and warrants of $266,943 related to the December 2006 private placement, an increase in contributed surplus of $68,383 due to stock-based compensation, partially offset by an increase in the deficit of $541,351 due to the loss for the year.

Capital Resources

The Company has no operations that generate cash flow and its long-term financial success is dependant on management's ability to discover and develop economically viable mineral deposits. Exploration is a lengthy process that can take many years and is subject to factors that are beyond the Company's control.

In order to finance the Company's exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and, in the past, from the sale of investments. Although the Company has had past success in obtaining financing, there can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable. Many factors influence the Company's ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company's track record and the experience and caliber of its management.

The Company currently has sufficient financial resources to meet its administrative overhead expenses and to undertake all of its planned exploration activities for the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

The Company has a lease agreement for its office space. The minimum annual commitments for rental expenses are as follows:

2008	$	132,973
2009		142,851
2010		135,044
2011		123,790
2012		-
Total	$	534,658

In addition to the basic monthly rent, the Company must also pay a proportionate share of the building's operating costs and property taxes. The Company has a sub-lease agreement with Strongbow Exploration Inc. The Company may recover approximately two-thirds of the minimum annual rent commitment pursuant to this sub-lease agreement. In addition, the Company offsets some of this contractual obligation through administrative services agreements with other companies (see "Transactions with Related Parties").

Future minimum lease payments for leased equipment total $8,813 for the period ending February 28, 2008 and $Nil for periods after that.

Transactions with Related Parties

The Company provides management and/or administrative services to other resource companies, including but not limited to the Northair Group. Each company within the Northair Group is related to the Company through directors and/or officers in common.

The amounts due from (to) related parties are for expense reimbursements and are receivable from (payable to) various companies with directors in common. The amounts are non-interest bearing and are receivable (payable) within the following year, and therefore, have been classified as current. During the Current Year, the Company had the following transactions with related parties:

1) Administrative recoveries of $163,751 (2006 - $116,776) are primarily recovered from various companies with certain directors in common.

2) Total salaries of $276,000 (2006 - $276,000) were paid to two directors of the Company. The Company recovered $264,653 (2006 - $197,945) based on time spent from companies with certain directors in common.

3) The gain on the sale of securities in the prior year of $118,353 resulted from the sale of shares of companies with certain directors in common. There were no sales of shares of companies with common directors in the current year.

4) During the year, directors and officers acquired 270,000 (2006 – 50,000) shares of the Company for proceeds to the Company of $59,300 (2006 – $10,500).

5) In 2006, the amount of $87,500 was due to a company with a director and officer in common for the exercise of a stock option.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and short term deposits, accounts receivable, amounts due from related parties, investments, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Disclosure controls

The Company's Chief Financial Officer and Chief Executive Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures (the "Procedures") which provide reasonable assurance that information required to be disclosed by the Company under provincial or territorial securities legislation (the "**Required Filings**") is reported within the time periods specified. Without limitation, the Procedures are designed to ensure that material information relating to the Company is accumulated and communicated to management, including its Certifying Officers, as appropriate to allow for timely decisions regarding the Required Filings.

It should be noted that while the Certifying Officers of the Company, as certified in the Company's Annual Filings and as required under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, have evaluated the effectiveness of these disclosure controls and procedures for the year ended February 28, 2007 and have concluded that they are being maintained as designed, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

The Company's Certifying Officers are responsible for establishing and maintaining internal controls over financial reporting ("Internal Controls") and have designed such Internal Controls, or caused them to be designed under their supervision, which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

At the end of the year the Company had a relatively small accounting and administrative department and as such, adequate segregation of duties could have been a control issue. Management believes, however, that any control deficiencies in this regard was compensated for by the provision of an adequate level of supervision by senior executives.

Subsequent to the year end the Company increased the accounting and administrative group by adding the chief financial officer's position. The addition of the CFO permits a further segregation of duties of the financial activities in the Company.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Northair's general and administrative expenses and resource property costs is provided in the Company's Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for February 28, 2007 and February 28, 2006 that is available on Northair's website at www.northair.com/Northair/ or on its SEDAR Page Site accessed through www.sedar.com

Outstanding Share Data

Common Shares
Northair's authorized capital is unlimited common shares without par value. As at June 21, 2007, there are 19,690,272 common shares issued and outstanding.

Warrants
As at June 21, 2007, the Company had 3,642,150 warrants outstanding with an exercise price of $0.40 until November 24, 2007 and then $0.50 until November 24, 2008.

Options
As at June 21, 2007, the Company had 1,565,000 incentive stock options outstanding as follows:

Number	Exercise Price	Expiry Date
310,000	$ 0.25	17-Jul-2007
5,000	$ 0.40	5-Jun-2008
500,000	$ 0.69	21-Oct-2008
65,000	$ 0.40	17-Jun-2009
50,000	$ 0.23	14-Sep-2010
20,000	$ 0.40	21-Apr-2011
385,000	$ 0.30	26-Sep-2011
50,000	$ 0.32	24-Jan-2012
170,000	$ 0.30	16-April-2012
10,000	$ 0.275	06-June-2012
1,565,000	$ 0.42	

Changes in Accounting Policies

There were no changes to the Company's accounting policies during the year ended February 28, 2007.

Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants issued the following standards effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 "Comprehensive Income", Accounting Standards Section 3855 "Financial Instruments – Recognition and Measurement" Accounting Standard Section 3861 "Financial Instruments – Presentation and Disclosure" and Accounting Standards Section 3865 – "Hedges". These sections require certain financial instruments and hedge transactions to be recorded at fair value. The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.

Under the new standard, financial instruments designated as "held for trading" and "available for sale" will be carried at their fair value while financial instruments such as "loans and receivables", "financial liabilities" and those classified as "held to maturity" will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheet at their fair value, including derivatives as hedges. Unrealized gains and losses on effective hedges will be carried in "Accumulated other comprehensive income", a component of "Shareholders' equity" on the consolidated balance sheet, while any gains or losses on ineffective

Adoption of these standards will be effective March 1, 2007 on a prospective basis without retroactive restatement of prior periods. The main impact on the Company's financial statements will be the recognition of the fair value of the short term investments which are currently being carried at the lower of cost or market.

Forward-Looking Information

When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objectives and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Approval

The Board of Directors of Northair has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional information relating to Northair, including the Company's Annual Information Form is on SEDAR at www.sedar.com

INTERNATIONAL NORTHAIR MINES LTD.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

28 FEBRUARY 2007 and 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of
International Northair Mines Ltd.

We have audited the consolidated balance sheet of **International Northair Mines Ltd.** (a development stage company) as at February 28, 2007 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at February 28, 2006, and for the year then ended, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 12, 2006.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
June 21, 2007

International Northair Mines Ltd.
(A Development Stage Company)

Consolidated Balance Sheets

Canadian Funds

ASSETS		As at 28 February 2007		As at 28 February 2006
Current				
Cash and cash equivalents	$	**780,469**	$	496,066
Short-term deposits *(Note 11)*		**673,167**		195,893
Receivables		**42,632**		30,171
Due from related parties *(Note 8c)*		**95,992**		81,397
Short-term investments *(Note 4)*		**216,997**		196,106
Prepaid expenses		**880**		1,119
		1,810,137		1,000,752
Property, Plant and Equipment *(Note 5)*		**78,668**		87,585
Resource Property Costs - *Schedule (Note 6)*		**519,338**		344,718
	$	**2,408,143**	$	1,433,055
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**125,119**	$	123,004
Due to related parties *(Note 8e)*		**-**		87,500
Current portion of capital lease obligation *(Note10b)*		**8,813**		8,464
		133,932		218,968
Capital Lease Obligation *(Note10b)*		**-**		8,627
		133,932		227,595
SHAREHOLDERS' EQUITY				
Share Capital *(Note 7a)*		**22,435,777**		21,161,001
Warrants *(Note 7e)*		**266,943**		-
Contributed Surplus *(Note 7f)*		**530,280**		461,897
Deficit		**(20,958,789)**		(20,417,438)
		2,274,211		1,205,460
	$	**2,408,143**	$	1,433,055

Subsequent Events *(Note 14)*

ON BEHALF OF THE BOARD:

"F.G. Hewett", Director

"D. Bruce McLeod", Director

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Consolidated Statements of Loss and Deficit

Canadian Funds

		Year Ended 28 February 2007		Year Ended 28 February 2006
General and Administrative Expenses				
Office, equipment rental and general	$	**293,350**	$	341,215
Shareholder information and investor relations		**53,953**		82,353
Professional fees		**41,356**		46,816
Regulatory compliance and transfer agent fees		**26,159**		25,798
Stock-based compensation *(Note 7d)*		**76,861**		24,214
Administrative recoveries *(Note 8a)*		**(163,751)**		(116,776)
Loss Before the Undernoted		**(327,928)**		(403,620)
Write-off of exploration costs *(Note 6a)*		**(274,495)**		(359,844)
Gain on sale of short-term investments		**-**		118,353
Gain on foreign exchange		**6,587**		2,870
Write-down of short-term investments		**(5,108)**		(17,491)
Gain from property option agreement		**33,159**		39,046
Interest and sundry		**26,434**		25,210
Loss for the Year		**(541,351)**		(595,476)
Deficit - Beginning of year		**(20,417,438)**		(19,821,962)
Deficit - End of Year	$	**(20,958,789)**	$	(20,417,438)
Loss per Share - Basic and Diluted	$	**(0.04)**	$	(0.05)
Weighted Average Number of Shares Outstanding		**14,848,716**		13,054,158

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Consolidated Statements of Cash Flows

Canadian Funds

Cash Resources Provided By (Used In)		Year Ended 28 February 2007		Year Ended 28 February 2006
Operating Activities				
Loss for the year	$	(541,351)	$	(595,476)
Items not affecting cash:				
Gain on sale of short-term investments		-		(118,353)
Write-down of short-term investments		5,108		17,491
Gain from property option agreement		(33,159)		(39,046)
Stock-based compensation		76,861		24,214
Amortization		31,075		27,182
Write-off of exploration costs		274,495		359,844
		(186,971)		(324,144)
Changes in current assets and liabilities		(621,725)		(8,012)
		(808,696)		(332,156)
Investing Activities				
Acquisition of short-term investments		-		(1,585)
Proceeds from sale of short-term investments		-		213,353
Acquisition of property, plant and equipment		(22,158)		(31,344)
Resource property costs		(409,706)		(286,754)
		(431,864)		(106,330)
Financing Activities				
Capital lease payments		(8,278)		-
Issuance of share capital		1,533,241		10,500
		1,524,963		10,500
Net Increase (Decrease) in Cash and Cash Equivalents		284,403		(427,986)
Cash Position - Beginning of year		496,066		924,052
Cash and Cash Equivalents - End of Year	$	780,469	$	496,066

Schedule of Non-Cash Investing and Financing Transactions				
Shares received pursuant to a property option agreement	$	26,000	$	8,250
Fair value of warrants issued pursuant to a private placement	$	266,943	$	-
Fair value of stock options exercised	$	8,478	$	-
Resource property costs included in accounts payable	$	32,249	$	15,866

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Consolidated Schedules of Resource Property Costs

Canadian Funds

	Acquisition Costs	Exploration Costs	Total as at February 28, 2007
Direct – Mineral - *Mexico*			
El Reventon			
Opening balance – February 28, 2006	$ -	$ -	$ -
Camp and general	-	7,065	7,065
Field work and travel	-	52,958	52,958
Salaries and consulting	-	68,722	68,722
Taxes and option payments	23,060	-	23,060
Claim staking and acquisition	8,324	-	8,324
Ending balance – El Reventon	31,384	128,745	160,129
El Tesoro			
Opening balance – February 28, 2006	10,512	334,206	344,718
Concession lease payments received	-	(24,848)	(24,848)
Salaries and consulting	-	1,280	1,280
Taxes	125	-	125
Ending balance – El Tesoro	10,637	310,638	321,275
La India			
Opening balance – February 28, 2006	-	-	-
Claim staking and acquisition	4,851	-	4,851
Field work and travel	-	14,261	14,261
Salaries and consulting	-	7,719	7,719
Taxes and option payments	-	11,103	11,103
Ending balance – La India	4,851	33,083	37,934
Sierra Rosario			
Opening balance – February 28, 2006	-	-	-
Field work and travel	-	4,410	4,410
Salaries and consulting	-	3,535	3,535
Taxes	4,896	-	4,896
- Recoveries: option payments (cash)	-	(20,000)	(20,000)
- Recoveries: option payments (shares)	-	(26,000)	(26,000)
Gain – property option agreement	(4,896)	38,055	33,159
Ending balance - Sierra Rosario	-	-	-
General exploration - Mexico			
Opening balance – February 28, 2006	-	-	-
Assaying, camp and general	-	17,825	17,825
Field work and travel	-	73,572	73,572
Salaries and consulting	-	166,045	166,045
Claim staking and acquisition	488	-	488
Write-offs	(488)	(257,442)	(257,930)
Ending balance – General Exploration - Mexico	-	-	-
Exploration	-	16,565	16,565
Write-offs	-	(16,565)	(16,565)
General Exploration – Canada	-	-	-
Balance – Resource Property Costs – February 28, 2007	$ 46,872	$ 472,466	$ 519,338

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Consolidated Schedules of Resource Property Costs

Canadian Funds

	Acquisition Costs	Exploration Costs	Total as at 28 February 2006
Direct – Mineral			
Mexico			
Sierra Rosario			
Opening balance	$ (18,743)	$ 15,111	$ (3,632)
Field work and travel	-	1,963	1,963
Salaries and consulting	-	6,661	6,661
Taxes	334	-	334
Claim staking and acquisition	1,682	-	1,682
Recoveries			
- Option payments (cash & shares)	(23,250)	-	(23,250)
- Cash recoveries	-	(22,804)	(22,804)
Gain – property option agreement	39,977	(931)	39,046
Ending balance – Sierra Rosario	-	-	-
El Tesoro			
Opening balance	13,020	331,595	344,615
Camp and general	-	510	510
Salaries and consulting	-	2,101	2,101
Taxes	136	-	136
Recoveries			
- Option payments (cash)	(2,644)	-	(2,644)
Ending balance – El Tesoro	10,512	334,206	344,718
Las Moras			
Opening balance	24,685	10,839	35,524
Field work and travel	-	3,412	3,412
Salaries and consulting	-	6,119	6,119
Taxes	748	-	748
Write-offs	(25,433)	(20,370)	(45,803)
Ending balance – Las Moras	-	-	-
La Joya			
Opening balance	4,464	3,512	7,976
Taxes	478	-	478
Write-offs	(4,942)	(3,512)	(8,454)
Ending balance – La Joya	-	-	-
General exploration			
Opening balance	-	-	-
Assaying, camp and general	-	19,774	19,774
Field work and travel	-	96,173	96,173
Salaries and consulting	-	182,159	182,159
Claim staking and acquisition	481	-	481
Write-offs	(481)	(298,106)	(298,587)
Ending balance – General Exploration	-	-	-
Balance – Resource Property Costs – 28 February 2006	$ 10,512	$ 334,206	$ 344,718

- See Accompanying Notes -

1. Nature of Operations

The Company is a development stage company which is engaged principally in the acquisition, exploration and development of mineral properties and in providing administration services to other companies.

2. Significant Accounting Policies

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Mexican subsidiary, Grupo Northair de Mexico, S.A. de C.V., which is accounted for using the purchase method of accounting. Inter-company balances are eliminated upon consolidation.

The Company accounts for investments, in which it has a 20% or greater interest or where the Company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the Company's share of any earnings or losses of the investee.

b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness.

c) Short-term Investments

Investments in which the Company has less than a 20% interest and does not have significant influence are recorded at the lower of cost and market if the decline in market value is deemed to be other than a temporary decline.

d) Amortization

The Company provides for amortization on the following basis:

- Office furniture and equipment - 10% to 30% declining balance
- Equipment under capital lease - over the lease term using the straight-line method

One-half of the above rate is applied in the year of acquisition.

2. Significant Accounting Policies - *Continued*

e) Mineral Exploration and Development Costs

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

f) Obligations Under Capital Leases

Leases are classified as either capital or operating. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded with its obligation. Payments made under operating leases are expensed as incurred.

g) Share Capital

i) The proceeds from the exercise of stock options and warrants are recorded as share capital for the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h) Loss per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. At February 28, 2007 the Company had no items which would have a dilutive effect on the loss per share.

2. Significant Accounting Policies - *Continued*

i) Income Taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with the Company's accounting practices and the time they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

j) Foreign Currency Translation

The Company's subsidiary is an integrated foreign operation and their results and financial position are translated into the Company's functional currency, the Canadian dollar, using the temporal method as follows:

i) Monetary assets and liabilities at year-end rates;
ii) All other assets and liabilities at historical rates; and
iii) Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

k) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas of estimation relate to the assessment of impairment of mineral claim interests and related deferred exploration costs, stock based compensation, future site restoration costs and the future income tax valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to a degree of uncertainty, and the impact on the financial statements of future changes in such estimates could be material.

l) Stock-based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

2. Significant Accounting Policies - *Continued*

m) Asset Retirement Obligations

The Company recognizes a legal liability for obligations relating to retirement of property, plant and equipment or the reclamation of mineral exploration or development activities, and arising from the normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the assets, and amortized into income on a systematic basis over the asset's expected life. There was no obligation balance for the years ended February 28, 2007 or 2006.

n) Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets, which consists primarily of property and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value. The amount of the impairment is charged to income in the period when the impairment is determined.

o) Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants issued the following standards effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 "Comprehensive Income", Accounting Standards Section 3855 "Financial Instruments – Recognition and Measurement" Accounting Standard Section 3861 "Financial Instruments – Presentation and Disclosure" and Accounting Standards Section 3865 – "Hedges". These sections require certain financial instruments and hedge transactions to be recorded at fair value. The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.

Adoption of these standards will be effective March 1, 2007 on a prospective basis without retroactive restatement of prior periods.

Under the new standard, financial instruments designated as "held for trading" and "available for sale" will be carried at their fair value while financial instruments such as "loans and receivables", "financial liabilities" and those classified as "held to maturity" will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheet at their fair value, including derivatives as hedges. Unrealized gains and losses on effective hedges will be carried in "Accumulated other comprehensive income", a component of "Shareholders' equity" on the consolidated balance sheet, while any gains or losses on ineffective hedges will be recognized in earnings.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, receivables, amounts due from related parties, short-term investments, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Short-term Investments

The Company's short-term investments consist of common shares in several Canadian listed companies. All short-term investments held by the Company are recorded at the lower-of-cost or market value and represent less than a 5% interest in the respective companies.

		2007 Net Book Value		2007 Market Value		2006 Net Book Value	2006 Market Value
Holdings in companies related by virtue of common directors/officers	$	209,397	$	570,647	$	188,506	642,828
Holdings in unrelated companies		7,600		41,125		7,600	20,050
	$	216,997	$	611,772	$	196,106	662,878

During the year, the Company had a write down in investments of $5,108 (2006 $17,491).

5. Property, Plant and Equipment

Details are as follows:

	As at 28 February 2007			As at 28 February 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 159,754	$ 97,227	$ 62,527	$ 137,596	$ 70,188	$ 67,408
Equipment under capital lease	25,221	9,080	16,141	25,221	5,044	20,177
	$ 184,975	$ 106,307	$ 78,668	$ 162,817	$ 75,232	$ 87,585

6. Resource Property Costs

a) The write-off of exploration costs consisted of:

	For the Year Ending 28 February 2007	2006
Canada – General exploration and property examinations	$ 16,565	$ -
Mexico – General exploration and property examinations	257,930	298,587
La Joya, Mexico	-	8,454
Las Moras, Mexico	-	45,803
Reclamation bonds, British Columbia	-	7,000
	$ 274,495	$ 359,844

6. Resource Property Costs - *Continued*

b) Sierra Rosario, Mexico

The Company acquired, by staking, a concession in the state of Sinaloa Mexico, known as Sierra Rosario ("Rosario"). The Company has granted Sparton Resources Inc. ("Sparton") the option to acquire a 51% interest in the property by completing the following:

	Cash	Shares	Exploration Expenditures
Upon signing the agreement (received)	$ 20,000	-	$ -
On or before 11 March 2005 (received)	15,000	75,000	-
On or before 31 August 2005 (completed)	-	-	150,000
On or before 31 August 2006 (received/completed)	20,000	100,000	150,000
On or before 11 March 2007 (received/completed)	25,000	100,000	200,000
On or before 11 March 2008	50,000	-	300,000
	$ 130,000	275,000	$ 800,000

c) El Tesoro, Mexico

The Company has a large property position located in Pueblo Nuevo Municipality, State of Durango, Mexico, consisting of four mineral concessions known as La Lajita, Tesoro 1, Tesoro 2 and Tesoro 3, all of which were acquired by staking.

In 2005 the Company's wholly-owned subsidiary, Grupo Northair de Mexico, S.A. de C.V. ("Grupo Northair") entered into an agreement with Compania Minera San Valentin, S.A. de C.V. ("San Valentin") whereby, for up to 15 years, San Valentin may purchase the G Zone for US$200,000 and the remainder of the concessions for a further US$300,000. During the option period San Valentin must pay to Grupo Northair US$3,000 per month. Should San Valentin exercise the purchase option, Grupo Northair will retain a 49% back-in right for the G Zone. San Valentin has encountered mining dilution and ground control problems in their underground excavation on the Company's and adjacent claims. In view of the circumstances, the scheduled dates and amounts of the monthly payments have been modified. As of June 21, the Company has received a total of US$25,350. San Valentin has maintained the current modified payment schedule but it is not clear if they will be able to do so in the future.

d) El Reventon, Mexico

In April 2006 the Company acquired the El Reventon project in Durango, Mexico by staking a 100% interest in certain claims and by concluding in July 2006 an option agreement for an additional concession. Under the terms of the option agreement, the Company may earn a 100% interest in the optioned concession by making payments totalling US$151,000.

e) La India, Mexico

In August and September 2006 the Company acquired the La India project in Durango, Mexico by staking a 100% interest in certain claims and by concluding in February 2007 an option agreement for an additional concession. Under the terms of the option agreement, the Company may earn a 100% interest in the optioned concession by making payments totalling US$171,000 over a four year period.

7. Share Capital - *Continued*

f) Contributed Surplus

	2007	2006
Balance - Beginning of the year	$ 461,897	$ 437,683
Fair value of stock-based compensation *(Note 7d)*	76,862	24,214
Fair value of stock options exercised – transferred to share capital	(8,479)	-
Balance - End of the year	$ 530,280	$ 461,897

8. Related Party Transactions

Except as disclosed elsewhere in the financial statements, related party transactions are as follows:

a) Administrative recoveries of $163,751 (2006 - $116,776) are primarily recovered from various companies with certain directors in common.

b) Total salaries of $276,000 (2006 - $276,000) were paid to two directors of the Company. The Company recovered $264,653 (2006 - $197,945) based on time spent from companies with certain directors in common.

c) The amounts due from (to) related parties are for expense reimbursements and are receivable from (payable to) various companies with directors in common. The amounts are non-interest bearing and are receivable (payable) within the following year, and therefore, have been classified as current.

d) The gain on the sale of securities in the prior year of $118,353 resulted from the sale of shares of companies with certain directors in common. There were no sales of shares of companies with common directors in the current year.

e) In 2006, the amount of $87,500 was due to a company with a director and officer in common for the exercise of a stock option. In 2007 this amount was paid.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

9. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

	Canada		Mexico		Total	
	2007	2006	**2007**	2006	**2007**	2006
Loss for the year	$ **284,968**	$ 301,513	$ **256,383**	$ 293,963	$ **541,351**	$ 595,476
Identifiable assets	$ **1,883,817**	$ 1,079,335	$ **524,326**	$ 353,720	$ **2,408,143**	$ 1,433,055
Administrative expenses	$ **307,575**	$ 381,213	$ **20,353**	$ 22,407	$ **327,928**	$ 403,620

6. Resource Property Costs - *Continued*

b) Sierra Rosario, Mexico

The Company acquired, by staking, a concession in the state of Sinaloa Mexico, known as Sierra Rosario ("Rosario"). The Company has granted Sparton Resources Inc. ("Sparton") the option to acquire a 51% interest in the property by completing the following:

		Cash	Shares		Exploration Expenditures
Upon signing the agreement (received)	$	20,000	-	$	-
On or before 11 March 2005 (received)		15,000	75,000		-
On or before 31 August 2005 (completed)		-	-		150,000
On or before 31 August 2006 (received/completed)		20,000	100,000		150,000
On or before 11 March 2007 (received/completed)		25,000	100,000		200,000
On or before 11 March 2008		50,000	-		300,000
	$	130,000	275,000	$	800,000

c) El Tesoro, Mexico

The Company has a large property position located in Pueblo Nuevo Municipality, State of Durango, Mexico, consisting of four mineral concessions known as La Lajita, Tesoro 1, Tesoro 2 and Tesoro 3, all of which were acquired by staking.

In 2005 the Company's wholly-owned subsidiary, Grupo Northair de Mexico, S.A. de C.V. ("Grupo Northair") entered into an agreement with Compania Minera San Valentin, S.A. de C.V. ("San Valentin") whereby, for up to 15 years, San Valentin may purchase the G Zone for US$200,000 and the remainder of the concessions for a further US$300,000. During the option period San Valentin must pay to Grupo Northair US$3,000 per month. Should San Valentin exercise the purchase option, Grupo Northair will retain a 49% back-in right for the G Zone. San Valentin has encountered mining dilution and ground control problems in their underground excavation on the Company's and adjacent claims. In view of the circumstances, the scheduled dates and amounts of the monthly payments have been modified. As of June 21, the Company has received a total of US$25,350. San Valentin has maintained the current modified payment schedule but it is not clear if they will be able to do so in the future.

d) El Reventon, Mexico

In April 2006 the Company acquired the El Reventon project in Durango, Mexico by staking a 100% interest in certain claims and by concluding in July 2006 an option agreement for an additional concession. Under the terms of the option agreement, the Company may earn a 100% interest in the optioned concession by making payments totalling US$151,000.

e) La India, Mexico

In August and September 2006 the Company acquired the La India project in Durango, Mexico by staking a 100% interest in certain claims and by concluding in February 2007 an option agreement for an additional concession. Under the terms of the option agreement, the Company may earn a 100% interest in the optioned concession by making payments totalling US$171,000 over a four year period.

7. Share Capital

a) Details are as follows:

	Shares		Amount
Authorized:			
Unlimited common shares without par value			
Issued and outstanding:			
Balance - 28 February 2005	13,027,172	$	21,150,501
Exercise of options	50,000		10,500
Balance - 28 February 2006	13,077,172		21,161,001
Exercise of options	145,000		27,350
Private placement *(Note 7b)*	6,060,000		1,515,000
Fair value of warrants issued with private placement	-		(217,972)
Private placement finders fee *(Note 7b)*	408,100		102,025
Fair value of warrants issued with finders fee	-		(14,679)
Share issue costs	-		(145,427)
Fair value of stock options exercised *(Note 7f)*	-		8,479
Balance - 28 February 2007	19,690,272	$	22,435,777

b) **Private Placement**

In November 2006, the Company closed a non-brokered private placement of 6,060,000 units at a price of $0.25 per unit for total proceeds of $1,515,000. Each unit consisted of one common share and one-half a non-transferable share purchase warrant. A Black-Scholes fair value of $217,972 was ascribed to the warrants issued, with the balance of the proceeds received, $1,297,028 assigned to the common shares issued. The private placement issue costs were $145,427 and included as finders' fees, the issuance of 408,100 additional units valued at $102,025, with $87,346 ascribed to common shares and $14,679 ascribed to warrants and the issuance of 408,100 share purchase warrants with the fair value of $34,292. Each share purchase warrant has an exercise price of $0.40 in the first year and $0.50 in year two.

c) **Stock Options**

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant up to a total of 1,705,992 options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options typically vest on the grant date.

7. Share Capital - *Continued*

As at 28 February 2007, the Company had 1,385,000 incentive stock options outstanding as follows:

Opening Balance	Granted	Exercised/ Cancelled	Ending Balance	Exercise Price	Expiry
75,000	-	(75,000)	-	$0.15	17 October 2006
325,000	-	(15,000)	310,000	$0.25	17 July 2007
5,000	-	-	5,000	$0.40	5 June 2008
635,000	-	(135,000)	500,000	$0.69	21 October 2008
20,000	-	(20,000)	-	$1.20	8 January 2009
65,000	-	-	65,000	$0.40	17 June 2009
50,000	-	(50,000)	-	$0.35	15 March 2010
120,000	-	(70,000)	50,000	$0.23	14 September 2010
-	20,000	-	20,000	$0.40	21 April 2011
-	385,000	-	385,000	$0.30	26 September 2011
-	50,000	-	50,000	$0.32	24 January 2011
1,295,000	455,000	(365,000)	1,385,000	$0.43	

As at 28 February 2007, all of the 1,385,000 stock options outstanding have vested.

d) **Stock-based Compensation**

During the year ended 28 February 2007, the Company granted options to purchase up to 455,000 (2006 - 170,000 at exercise prices between $0.23 and $0.35) shares of the Company's stock to employees and non-employees of the Company at exercise prices between $0.30 and $0.40. A fair value of the options of $76,861 (2006 - $24,214) has been recorded in the Company accounts.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended 28 February 2007	Year ended 28 February 2006
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**60% ~ 64%**	58% ~ 60%
Risk free interest rate	**3.9% ~ 4.3%**	3.6% ~ 3.8%
Expected life of options	**5 years**	5 years

Option pricing models require the input of subjective assumptions including the estimate of the share price volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

e) **Warrants**

As at 28 February 2007, there were 3,642,150 warrants outstanding and exercisable at $0.40 per common share until November 24, 2007 and then at $0.50 per common share until November 24, 2008. The warrants had a Black-Scholes fair value of $266,943.

The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year ended 28 February 2007
Expected dividend yield	**0.00%**
Expected stock price volatility	**63%**
Risk free interest rate	**3.9%**
Expected life of options	**2 years**

7. Share Capital - *Continued*

f) Contributed Surplus

	2007	2006
Balance - Beginning of the year	$ 461,897	$ 437,683
Fair value of stock-based compensation *(Note 7d)*	76,862	24,214
Fair value of stock options exercised – transferred to share capital .	(8,479)	-
Balance - End of the year	$ 530,280	$ 461,897

8. Related Party Transactions

Except as disclosed elsewhere in the financial statements, related party transactions are as follows:

a) Administrative recoveries of $163,751 (2006 - $116,776) are primarily recovered from various companies with certain directors in common.

b) Total salaries of $276,000 (2006 - $276,000) were paid to two directors of the Company. The Company recovered $264,653 (2006 - $197,945) based on time spent from companies with certain directors in common.

c) The amounts due from (to) related parties are for expense reimbursements and are receivable from (payable to) various companies with directors in common. The amounts are non-interest bearing and are receivable (payable) within the following year, and therefore, have been classified as current.

d) The gain on the sale of securities in the prior year of $118,353 resulted from the sale of shares of companies with certain directors in common. There were no sales of shares of companies with common directors in the current year.

e) In 2006, the amount of $87,500 was due to a company with a director and officer in common for the exercise of a stock option. In 2007 this amount was paid.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

9. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

	Canada		Mexico		Total	
	2007	2006	2007	2006	2007	2006
Loss for the year	$ 284,968	$ 301,513	$ 256,383	$ 293,963	$ 541,351	$ 595,476
Identifiable assets	$ 1,883,817	$ 1,079,335	$ 524,326	$ 353,720	$ 2,408,143	$ 1,433,055
Administrative expenses	$ 307,575	$ 381,213	$ 20,353	$ 22,407	$ 327,928	$ 403,620

10. Lease Obligations

a) The Company has a lease agreement for its office space. The minimum annual commitments for rental expenses are as follows:

2008	$	132,973
2009		142,851
2010		135,044
2011		123,790
2012		-
Total	$	534,658

In addition to the basic monthly rent, the Company must also pay a proportionate share of the building's operating costs and property taxes. The Company has a sub-lease agreement with Strongbow Exploration Inc., a company with an officer in common. The Company may recover approximately two-thirds of the minimum annual rent commitment pursuant to this sub-lease agreement.

b) In February 2005, the Company entered into a 36 month capital lease arrangement to finance office equipment included in property, plant and equipment *(Note 5)*. The lease term expires in November 2007, leaving no future minimum lease payments in excess of one year. Future minimum lease payments are as follows:

2008	$	8,813
Total minimum lease payments		8,813
Less: Current portion		(8,813)
Long-term portion	$	-

11. Short-term Deposits

Included in short-term deposits of $673,167 (2006 - $195,893) is $7,000 (2006 - $5,000) held for reclamation costs and $66,184 (2006 - $65,893) held as collateral for the corporate credit cards.

12. Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earning before income taxes. These differences result from the following items:

		For the Year Ended 28 February 2007		For the Year Ended 28 February 2006
Loss before income taxes		**541,351**		595,476
Canadian federal and provincial income tax rate		**34.1%**		34.1%
Income tax recovery based on the above rates	$	**(184,600)**	$	(203,057)
Increase (decrease) due to:				
Non-deductible expenses		**23,380**		9,285
Losses and temporary differences for which no future income tax asset has been recognized		**160,270**		193,772
Difference between foreign and Canadian tax rates		**950**		-
Income tax recovery	$	**-**	$	-

The components of future income taxes are as follows:

		28 February 2007		28 February 2006
Future income tax assets				
Non-capital losses	$	**278,213**	$	175,619
Capital losses		**149,195**		154,024
Property, plant and equipment		**9,536**		18,320
Resource property costs		**1,712,969**		1,947,190
Capital leases and long term debt		**2,688**		-
Other		**148,646**		13,847
Future income tax assets		**2,301,247**		2,309,000
Valuation allowance		**(2,284,497)**		(2,309,000)
Net future income tax assets		**16,750**		-
Future income tax liabilities				
Resource properties		**(16,750)**		-
Future income tax liabilities		**(16,750)**		-
Future income tax liability, net	$	**-**	$	-

12. Income Taxes- *Continued*

The Company has non-capital loss carry-forwards of approximately $925,510 that may be available for tax purposes. The loss carry-forwards are all in respect of Canadian and Mexican operations and expire as follows:

2011	$ 33,835
2015	161,906
2026	359,115
2027	207,967
No expiry	162,687
	$ 925,510

A full valuation allowance has been recorded against the net potential future income tax assets associated with these loss carry-forwards and certain other deductible temporary differences as their utilization is not considered more likely than not at this time.

13. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

14. Subsequent Events

In March 2007, the Company announced that it had staked an additional concession at the El Reventon Project, located in the state of Durango, Mexico.

In April 2007, the Company granted 170,000 stock options exercisable at $0.30 per share with an expiry date of April 16, 2012 to employees of the Company.

In June 2007, the Company granted 10,000 stock options exercisable at $0.275 per share with an expiry date of June 6, 2012 to an employee of the Company.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Donald A. McLeod
Chairman of the Board & Director

Frederic G. Hewett, *P.Eng.*
President, Chief Executive Officer & Director

D. Bruce McLeod, *P.Eng.*
Vice President & Director

Reginald J. Stranks
Director

Brian C. Irwin
Director

James R. Robinson, *B.Sc.*
Vice President – Exploration

Brenda Nowak
Corporate Secretary

Richard Godfrey
Chief Financial Officer

SENIOR STAFF

David Visagie, *P.Geo.*
Group Exploration Manager

Darren McDonald, *CMA*
Controller

EXECUTIVE OFFICE

Suite 860, 625 Howe Street
Vancouver, B.C., V6C 2T6, CANADA
Tel: (604) 687-7545
Fax: (604) 689-5041

WEB SITE:
www.internationalnorthair.com
E-MAIL ADDRESS: info@northair.com

EXPLORATION OFFICE

3552 East Fremont Place
Littleton, CO, 80122, USA
Tel: (303) 694-7290
Fax: (303) 770-0356

REGISTERED OFFICE

Suite 860, 625 Howe Street
Vancouver, B.C., V6C 2T6, CANADA

SOLICITORS

DuMoulin Black LLP
Vancouver, B.C., CANADA

Moya Flores & Associates
Mexico City, MEXICO

AUDITORS

PricewaterhouseCoopers
Vancouver, B.C., CANADA

BANKERS

Bank of Montreal
Vancouver, B.C., CANADA

TRANSFER AGENT

Pacific Corporate Trust Company
3rd Floor, 510 Burrard Street
Vancouver, B.C., V6C 3B9, CANADA
Tel: (604) 689-9853
Fax: (604) 689-8144
Email: pacific@pctc.com

STOCK EXCHANGE LISTING

TSX Venture Exchange
TSXV: INM

END